MARCH 15, 2012

VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Office of the Attorney General of Prince Edward Island
Financial Services Regulation Division of the Department Government Services of Newfoundland and Labrador

Attention:            Financial Reporting

Dear Sirs/Mesdames:

Re: Great Panther Silver Limited (the “Corporation”)
SEDAR Project Numbers #1870885 and #1871903

We hereby file an amended Management’s Discussion and Analysis (“MD&A”) for the period ended December 31, 2011, together with new certificates of the Corporation’s Chief Executive Officer and Chief Financial Officer for the re-filing.

The MD&A has been amended at the request of the British Columbia Securities Commission (the “BCSC”) to address certain deficiencies identified by the BCSC. Specifically, the MD&A has been amended to include:

A table of annual selected financial information.

We trust the foregoing is satisfactory. Please contact the undersigned if you require any further information.

Yours truly,

/s/ Jim Zadra

Jim Zadra, CA,

Vice President, Finance

2100 – 1177 West Hastings St., Vancouver BC, Canada V6E 2K3 | T.604 608 1766 | F. 604 608 1744
E. info@greatpanther.com | www.greatpanther.com | TSX: GPR | NYSE Amex: GPL